The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059
May 13, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Dear Mr. Rosenberg:
Reference is hereby made to your letter dated May 6, 2011 to John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Form 10-K for the fiscal year ended December 31, 2010. Chubb will respond to the comments set forth in your letter as promptly as practicable and, in any event, no later than June 3, 2011.
Please feel free to contact me if you have any questions.
Very truly yours,

W. Andrew Macan
Vice President, Corporate Counsel
     & Secretary

Cc:	Mark Brunhofer Kei Nakada